UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number:  1-15919

                           NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K   [  ] Form 11-K    [X] Form 20-F   [  ] Form 10-Q
[  ] Form N-SAR
         For Period Ended:  March 31, 2002
                            --------------
[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
         For Period Ended:  N/A

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

                         SILVERLINE TECHNOLOGIES LIMITED
                            (Full name of registrant)

                         Former name if applicable: N/A

                              Kolshet Road, Dhokali
                           Thane (West), India 400607
                     (Address of principal executive office)

                                     PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                        (ATTACH EXTRA SHEETS IF NEEDED)

     Silverline Technologies Limited (the "Company") has been working to complete its Annual Report on Form 20-F. However, due to the fact that a considerable amount of management's time and energy has been spent on the Company's proposed sale of one of its divisions, legal disputes and efforts to raise more capital, the Company has been unable to complete the entire 20-F by the required date without unreasonable effort. The Company respectfully requests a fifteen day extension, pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, in order to file its Annual Report on Form 20-F.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Ravi Subramanian            (732)                584-5444
          ----------------            -----                --------
              (Name)                 (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 Yes [X] No [  ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 Yes [X] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We do anticipate negative change.  However, due to the reasons mentioned in
Part III, the Company is not able to provide an estimate of the results at this time. However, the Company is working towards meeting the deadline for filing the Form 20-F within the extended time period.

                         SILVERLINE TECHNOLOGIES LIMITED

                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 30, 2002                        By: /s/Ravi Subramanian
                                                     --------------------
                                                 Name:  Ravi Subramanian
                                                 Title: Executive Chairman